Exhibit 99.1

TOWER SEMICONDUCTOR LTD.
AND SUBSIDIARIES

UNAUDITED CONDENSED INTERIM
CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2024

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

INDEX TO UNAUDITED CONDENSED INTERIM
CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2024

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(dollars in thousands)

	As of
	June 30,	December 31,
	2024	2023
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$265,313	$260,664
Short-term deposits	903,401	790,823
Marketable securities (*)	65,331	184,960
Trade accounts receivable	165,161	154,067
Inventories	276,082	282,688
Other current assets	35,414	35,956
Total current assets	1,710,702	1,709,158
LONG-TERM INVESTMENTS	8,452	8,452
PROPERTY AND EQUIPMENT, NET	1,199,191	1,155,929
GOODWILL AND OTHER INTANGIBLE ASSETS, NET	11,218	12,115
DEFERRED TAX AND OTHER LONG-TERM ASSETS, NET	32,604	32,863
TOTAL ASSETS	$2,962,167	$2,918,517
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Current maturities of long-term debt	$61,365	$58,952
Trade accounts payable	123,782	139,128
Deferred revenue and customers' advances	23,988	18,418
Employee related liabilities	57,121	51,054
Other current liabilities	23,919	9,286
Total current liabilities	290,175	276,838
LONG-TERM DEBT	126,715	172,611
LONG-TERM CUSTOMERS' ADVANCES	16,118	25,710
EMPLOYEE RELATED LIABILITIES	6,123	6,098
DEFERRED TAX AND OTHER LONG-TERM LIABILITIES	10,323	10,221
TOTAL LIABILITIES	449,454	491,478
TOTAL SHAREHOLDERS' EQUITY	2,512,713	2,427,039

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,962,167	$2,918,517

(*) Marketable securities are available-for-sale securities; the amortized cost of such marketable securities of $66,934 and $188,826 as of June 30, 2024 and December 31, 2023, respectively, is net of an immaterial allowance for credit losses.

See notes to the consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars and shares in thousands, except per share data)

	Six months ended June 30,		Three months ended June 30,
	2024	2023	2024	2023
REVENUES	$678,419	$712,802	$351,181	$357,191
COST OF REVENUES	518,891	530,568	264,259	270,674
GROSS PROFIT	159,528	182,234	86,922	86,517
OPERATING COSTS AND EXPENSES:
Research and development	38,945	38,783	18,994	19,452
Marketing, general and administrative	37,720	36,016	19,050	17,387
Restructuring gain from sale of machinery and equipment, net	-	(50,282)	-	(1,952)
Restructuring expense (income), net	(6,270)	17,776	(6,270)	1,101
	70,395	42,293	31,774	35,988

OPERATING PROFIT	89,133	139,941	55,148	50,529
FINANCING AND OTHER INCOME, NET	11,694	10,921	7,710	3,924
PROFIT BEFORE INCOME TAX	100,827	150,862	62,858	54,453
INCOME TAX EXPENSE, NET	(1,030)	(20,788)	(6,108)	(5,747)
NET PROFIT	99,797	130,074	56,750	48,706
Net loss (income) attributable to non-controlling interest	(1,718)	(7,482)	(3,305)	2,484
NET PROFIT ATTRIBUTABLE TO THE COMPANY	$98,079	$122,592	$53,445	$51,190
BASIC EARNINGS PER SHARE:
Earnings per share	$0.88	$1.11	$0.48	$0.46
Weighted average number of shares	110,938	110,025	111,037	110,088
DILUTED EARNINGS PER SHARE:
Earnings per share	$0.88	$1.10	$0.48	$0.46
Net profit used for diluted earnings per share	$98,079	$122,592	$53,445	$51,190
Weighted average number of shares
used for diluted earnings per share	111,964	111,153	111,979	111,234

See notes to the consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)
(dollars in thousands)

	Six months ended June 30,		Three months ended June 30,
	2024	2023	2024	2023
Net profit	$99,797	$130,074	$56,750	$48,706
Other comprehensive income, net of tax:
Foreign currency translation adjustment	(16,056)	(12,818)	(7,483)	(11,904)
Unrealized loss on derivatives	(3,740)	(2,727)	(2,668)	(1,964)
Change in employees plan assets and benefit obligations	(55)	185	(28)	93
Comprehensive income	79,946	114,714	46,571	34,931
Comprehensive loss (income) attributable to non-controlling interest	(1,718)	(7,482)	(3,305)	2,484
Comprehensive income attributable to the Company	$78,228	$107,232	$43,266	$37,415

See notes to the consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)
(dollars and share data in thousands)

	THE COMPANY'S SHAREHOLDERS' EQUITY
					Accumulated	Foreign
	Ordinary	Ordinary	Additional		other	currency			Total	Non
	shares	shares	paid-in	Unearned	comprehensive	translation	Accumulated	Treasury	comprehensive	controlling
	issued	amount	capital	compensation	income (loss)	adjustments	profit	stock	income	interest	Total
BALANCE AS OF JANUARY 1, 2024	110,912	$443,631	$1,380,917	$202,343	$2,507	$(55,442)	$467,615	$(9,072)		$(5,460)	$2,427,039
Changes during the period:
Exercise of RSUs	245	1,007	(1,007)								-
Employee stock-based compensation				14,711							14,711
Other comprehensive income:
Net profit							98,079		$98,079	1,718	99,797
Foreign currency translation adjustments						(16,056)			(16,056)	(8,983)	(25,039)
Unrealized loss on derivatives					(3,740)				(3,740)		(3,740)
Change in employees plan assets and benefit obligations					(55)				(55)		(55)
Comprehensive income									$78,228
BALANCE AS OF JUNE 30, 2024	111,157	$444,638	$1,379,910	$217,054	$(1,288)	$(71,498)	$565,694	$(9,072)		$(12,725)	$2,512,713
OUTSTANDING SHARES, NET OF TREASURY STOCK AS OF JUNE 30, 2024	111,070

See notes to the consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(dollars in thousands)

	Six months ended June 30,
	2024	2023
CASH FLOWS - OPERATING ACTIVITIES
Net profit for the period	$99,797	$130,074
Adjustments to reconcile net profit for the period
to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization	125,111	125,966
Effect of exchange rate differences and fair value adjustment	852	2,176
Other expense, net	5,993	666
Changes in assets and liabilities:
Trade accounts receivable	(13,943)	(13,828)
Other current assets	(10,313)	976
Inventories	(5,959)	(41,105)
Trade accounts payable	12,818	19,830
Deferred revenue and customers' advances	(4,022)	(26,193)
Employee related liabilities and other current liabilities	17,142	(50,533)
Long-term employee related liabilities	25	638
Deferred tax, net and other long-term liabilities	(4,378)	(446)
Net cash provided by operating activities	223,123	148,221
CASH FLOWS - INVESTING ACTIVITIES
Investments in property and equipment, net	(210,633)	(194,678)
Deposits and marketable securities, net	16,330	66,809
Net cash used in investing activities	(194,303)	(127,869)
CASH FLOWS - FINANCING ACTIVITIES
Principal payments on account of capital lease obligation	(18,848)	(20,396)
Debentures repayment	-	(18,493)
Proceeds from an investment in a subsidiary	-	1,932
Net cash used in financing activities	(18,848)	(36,957)
EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGE	(5,323)	(5,959)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	4,649	(22,564)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	260,664	340,759
CASH AND CASH EQUIVALENTS - END OF PERIOD	$265,313	$318,195

See notes to the consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(dollars in thousands)

	Six months ended June 30,
	2024	2023
NON-CASH ACTIVITIES:
Investments in property and equipment	$68,901	$67,967
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash received during the period from interest, net of interest paid	$14,166	$10,785
Cash paid for income tax, net during the period	$4,801	$6,916

See notes to the consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS AS OF JUNE 30, 2024

(dollars in thousands, except per share data)

NOTE 1       -       GENERAL

Basis for Presentation

The unaudited condensed interim consolidated financial statements of Tower Semiconductor Ltd. (“Tower”) as of June 30, 2024 include the financial statements of Tower and (i) its wholly-owned subsidiary Tower US Holdings Inc., the sole owner of: (1) Tower Semiconductor NPB Holdings, Inc. and its wholly-owned subsidiary, Tower Semiconductor Newport Beach, Inc. (collectively referred to herein as “TSNB”), (2) Tower Semiconductor San Antonio, Inc. (“TSSA”), (ii) its 51% owned subsidiary, Tower Partners Semiconductor Co., Ltd. (“TPSCo”) and (iii) its wholly-owned subsidiary, Tower Semiconductor Italy S.r.l. (“TSIT”).

The Company’s unaudited condensed interim consolidated financial statements are presented after elimination of inter-company transactions and balances and are presented in accordance with U.S. generally accepted accounting principles (“US GAAP”).

The unaudited condensed interim consolidated financial statements of the Company should be read in conjunction with the audited consolidated financial statements of the Company as of December 31, 2023 and for the year then ended, including the notes thereto.

In the opinion of the Company's management, the unaudited condensed interim consolidated financial statements include all adjustments necessary for a fair presentation of the Company’s financial position as of the dates presented and results of operations for the interim periods presented. The results of operations for the interim periods are not necessarily indicative of the results to be expected on a full-year basis.